Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

CONTINUING CONNECTED TRANSACTION —

COMPREHENSIVE COOPERATION

FRAMEWORK AGREEMENT

COMPREHENSIVE COOPERATION FRAMEWORK AGREEMENT

The Board announces that on January 26, 2023, the Company entered into the Comprehensive Cooperation Framework Agreement with Jinjiang Original, pursuant to which the Group and Jinjiang Original agreed to collaborate in respect of the IP, including but not limited to the Group acquiring the copyrights of various works (including literature works) and using such copyrights for specified purposes (including but not limited to adaptation, information network dissemination, advertisement and distribution), and the Group agreed to pay the relevant transaction amounts, including but not limited to licensing fees, procurement fees and amounts from any profit sharing arrangement, to Jinjiang Original.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Tencent is a substantial Shareholder of the Company. Jinjiang Original is held as to 50% by Shanghai Hongwen and is an associate of Tencent. Accordingly, Jinjiang Original is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules and the transactions contemplated under the Comprehensive Cooperation Framework Agreement constitutes continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio calculated with reference to Rule 14.07 of the Listing Rules in respect of the highest annual cap under the Comprehensive Cooperation Framework Agreement exceeds 0.1% but is less than 5%, the Comprehensive Cooperation Framework Agreement is subject to the reporting, announcement and annual review requirements, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Board announces that on January 26, 2023, the Company entered into the Comprehensive Cooperation Framework Agreement with Jinjiang Original. Details of the Comprehensive Cooperation Framework Agreement are set out below.

COMPREHENSIVE COOPERATION FRAMEWORK AGREEMENT

Date

January 26, 2023

Parties

(i)	the Company

(ii)	Jinjiang Original

Subject matter

The Group and Jinjiang Original agreed to collaborate in respect of the IP, including but not limited to the Group acquiring the copyrights of various works (including literature works) and using such copyrights for specified purposes (including but not limited to adaptation, information network dissemination, advertisement and distribution), and the Group agreed to pay the relevant transaction amounts, including but not limited to licensing fees, procurement fees and amounts from any profit sharing arrangement, to Jinjiang Original.

Term

Three years from the date of the Comprehensive Cooperation Framework Agreement, subject to renewal upon the mutual agreement of the parties and compliance with the applicable laws.

Pricing policies

The relevant transaction amounts, including but not limited to licensing fees, procurement fees and amounts from any fee sharing arrangement, shall be determined after arm’s length negotiations between the parties with reference to (i) the validity period of the copyright; (ii) various commercial factors such as the nature, reputation and commercial potential of the transaction contemplated, the market practices of comparable transactions, the market price and/or industry average income and profit sharing ratio; (iii) whether the authorization, distribution and adaptation involve other third parties, such as downstream production and co-distribution partners, financial investors and authors of literature works, as well as the objective of the adaptation and the commercial value of such cooperation with relevant business parties; and (iv) the scope of subsidiary rights, such as joint investment rights and/or joint development rights, in relation to products adapted from literary works, among some or all of the relevant business parties.

HISTORICAL TRANSACTION AMOUNTS

For the years ended December 31, 2020, and 2021 and the nine months ended September 30, 2022, the aggregate transaction amounts in respect of costs incurred by the Group were approximately RMB51.3 million, RMB28.2 million and RMB37.7 million, respectively.

ANNUAL CAPS

The annual caps for the Comprehensive Cooperation Framework Agreement are as follows:

	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025
Costs to be incurred by the Group	RMB40 million	RMB40 million	RMB40 million

BASIS FOR ANNUAL CAPS

The annual caps for the Comprehensive Cooperation Framework Agreement for the years ending December 31, 2023, 2024 and 2025 were determined principally with reference to:

(i) the historical transaction amounts in respect of the IP collaboration between the Group and Jinjiang Original; and

(ii) the estimated number and acquisition costs of the copyright of various works (including literature works) and estimated costs in relation to using such copyrights for specified purposes (including but not limited to adaptation, information network dissemination, advertisement and distribution) in the next three years.

REASONS FOR AND BENEFITS OF THE COMPREHENSIVE COOPERATION FRAMEWORK AGREEMENT

Jinjiang Original provides interactive communication and creation platforms for authors, publishing houses, and film and television companies through its popular female-oriented original literature website, Jinjiang Wenxuecheng (晉江文學城). The Company considers there to be huge commercial potential in certain of Jinjiang Original’s premium IPs and believes that the Comprehensive Cooperation Framework Agreement will allow the Company to access and leverage such high quality IPs for the development and creation of more premium works, which will in turn further increase the Company’s revenue and enhance Shareholders’ interest.

INTERNAL CONTROL

In order to ensure that the terms of the Comprehensive Cooperation Framework Agreement are fair and reasonable, on terms no less favourable to the Group than those available from independent third parties, and that the continuing connected transactions are conducted on normal commercial terms, the Group has adopted certain internal control procedures, details of which are set out in the circular of the Company dated May 2, 2022.

INFORMATION ON THE PARTIES

The Company and the Group

The Company was incorporated in the Cayman Islands on December 23, 2013 as an exempted company. The securities of the Company are dual-primary listed on the Nasdaq and the Stock Exchange. The Group is an iconic brand and a leading video community for young generations in China which offers a wide array of content serving young generations’ diverse interests, including through mobile games, value-added services, advertising, e-commerce and other offline events and activities.

Jinjiang Original

Jinjiang Original is a service company that provides an interactive communication and creation platform for literature creators and publishers, and owns various excellent IP resources. Jinjiang Wenxuecheng (晉江文學城), which is owned and operated by Jinjiang Original, is one of the most influential female-oriented original literature websites in Mainland China. Its main businesses include the creation of drama series, games and other copyrights, electronic copyright business, overseas copyright cooperation and physical publication business.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Tencent is a substantial Shareholder of the Company. Jinjiang Original is held as to 50% by Shanghai Hongwen and is an associate of Tencent. Accordingly, Jinjiang Original is a connected person of the Company pursuant to Rule 14A.07(4) of the Listing Rules and the transactions contemplated under the Comprehensive Cooperation Framework Agreement constitutes continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio calculated with reference to Rule 14.07 of the Listing Rules in respect of the highest annual cap under the Comprehensive Cooperation Framework Agreement exceeds 0.1% but is less than 5%, the Comprehensive Cooperation Framework Agreement is subject to the reporting, announcement and annual review requirements, but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

The Directors (including the independent non-executive Directors) have considered the Comprehensive Cooperation Framework Agreement and are of the view that the terms of the Comprehensive Cooperation Framework Agreement are fair and reasonable and the continuing connected transactions contemplated thereunder are on normal commercial terms, in the ordinary course of business of the Group; and in the interests of the Company and the Shareholders as a whole.

No Director has abstained from voting on the relevant Board resolutions in relation to the Comprehensive Cooperation Framework Agreement and transactions contemplated thereunder.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise.

“Board”	board of directors of the Company

“China” or “PRC”	the People’s Republic of China, and for the purposes of this announcement only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Comprehensive Cooperation Framework Agreement”	the comprehensive cooperation framework agreement entered into on January 26, 2023 between the Company and Jinjiang Original

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“continuing connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Jinjiang Original”	Beijing Jinjiang Original Networking Technology Co., Ltd. (北 京晉江原創網絡科技有限公司), a company incorporated in the PRC on March 13, 2006 and owned as to 50% by Shanghai Hongwen as at the date of this announcement, and where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“IP”	the intellectual property, including but not limited to literature works owned by or licensed to Jinjiang Original, which is subject to the Comprehensive Cooperation Framework Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Hongwen”	Shanghai Hongwen Networking Technology Co., Ltd. (上海宏文網絡科技有限公司), a company established in the PRC on October 22, 2008 which is accounted for as an indirect subsidiary of Tencent through contractual arrangements

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.0001 each

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tencent”	Tencent Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 700), one of the substantial Shareholders of the Company

“%”	percent

By order of the Board

Bilibili Inc.

Rui Chen

Chairman

Hong Kong, January 26, 2023

As at the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.